_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB Number: 3235-0145|
                    UNITED STATES                   |Expires:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |Estimated Average    |
                                                    |Burden Hours         |
                                                    |Per Response ......11|
                                                    |_____________________|


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   Cosi, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                    22122P101
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick H. Fogel
                               ZAM Holdings, L.P.
                     c/o: Ziff Brothers Investments, L.L.C.
                        153 East 53rd Street, 45th Floor
                               New York, NY 10022
                            Telephone: (212)292-6534
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 2003
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  ZAM Holdings, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                                       0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           5,026,456
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        5,026,456
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,026,456
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           23.3%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                                    PN
         --------------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PBK Holdings, Inc.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             N/A
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                                       0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           5,026,456
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        5,026,456
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,026,456
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    23.3%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                                    CO
         --------------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Philip B. Korsant
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             N/A
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                                       0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           5,026,456
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        5,026,456
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,026,456
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           23.3%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                                    IN
     --------------------------------------------------------------------


         This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Statement") filed on December 4, 2003, pursuant to Rule 13d-2 of the Act and is filed by ZAM Holdings, L.P., a Delaware limited partnership ("ZAM Holdings"), PBK Holdings, Inc., a Delaware corporation ("PBK Holdings"), and Philip B. Korsant, a citizen of the United States ("Korsant"), with respect to the common stock, par value $.01 per share, of Cosi, Inc., a Delaware corporation. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Statement. The purpose of this Amendment No. 1 is to amend and supplement the information contained in Items 3, 5, 6 and 7 and the Exhibit Index of the Statement. Except as set forth below, all previous Items of the Statement remain unchanged.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         ZAM Holdings purchased a note of the Issuer on August 5, 2003 for $969,240.50. On October 30, 2003, ZAM Holdings purchased another note of the Issuer for $1,943,068.74. Both notes were paid with cash on hand held for investment, and no funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the notes or the Common Stock underlying the notes.

         Following the approval of the Issuer's stockholders on November 24, 2003, both notes became convertible at the option of ZAM Holdings at the lesser of (i) $1.50 per share and (ii) 85% of the weighted average price per share of the Issuer's Common Stock as reported on the Nasdaq National Market for the fifteen trading day period ending three trading days before the conversion date.

         On December 23, 2003, pursuant to its funding obligations under the Investment Agreement described in Item 6, ZAM Holdings purchased from the Issuer 826,118 shares of Common Stock at $1.50 per share, for an aggregate purchase price of $1,239,177. This purchase of Common Stock was paid with cash on hand held for investment, and no funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


Item 5.  Interest in Securities of The Issuer.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) and (b)
         As of December 23, 2003, ZAM Holdings is the beneficial owner of 5,026,456 shares of the Issuer's Common Stock, representing 23.3% of the shares of the Issuer's Common Stock deemed outstanding. ZAM Holdings owns 2,625,980 shares of such Common Stock directly. 19,227 shares may be obtained upon exercise of a warrant with an exercise price of $.0175 per share, and 439,710 shares may be obtained upon exercise of warrants with an exercise price of $6.00 per share. 1,941,539 shares may be obtained upon conversion of the convertible notes described in Item 3 above. PBK Holdings and Korsant do not directly own any securities of the Issuer. As a result of their direct or indirect control of ZAM Holdings, however, PBK Holdings and Korsant may be deemed to have beneficial ownership of any securities beneficially owned by ZAM Holdings. Consequently, ZAM Holdings, PBK Holdings and Korsant may be deemed to share voting and dispositive power over all the shares of Common Stock beneficially owned by ZAM Holdings.

         (c) On December 23, 2003, pursuant to its funding obligations under the Investment Agreement described in Item 6, ZAM Holdings purchased from the Issuer 826,118 shares of Common Stock at $1.50 per share, for an aggregate purchase price of $1,239,177.

         The Reporting Persons have not effected any other transactions in securities of the Issuer since their last filing on Schedule 13D.

         (d) PBK Holdings, as the general partner of ZAM Holdings, and Korsant, as the sole shareholder of PBK Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned ZAM Holdings.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         ZAM Holdings owns five warrants to purchase Common Stock of the Issuer. One warrant is exercisable for 19,227 shares at an exercise price of $.0175 per share. This warrant originally was exercisable for 87,853 shares at a price per share of $.01; however, as a result of the Issuer's 1.75 to 1.00 reverse stock split in June, 2002 and the subsequent exercise of its warrant repurchase right pursuant to Section 7 of the warrant, this warrant is now exercisable for 19,227 shares at an exercise price of $.0175 per share. Four other warrants are exercisable for an aggregate of 439,710 shares at an exercise price of $6.00 per share. The warrants are attached as Exhibits 2 through 6 hereto.

         ZAM Holdings owns the two convertible notes described in Item 3, which are attached hereto as Exhibits 7 and 8 (the "Convertible Notes"). These notes generally accrue interest, which is paid in cash on a monthly basis, at 75 basis points over Bank of America's prime lending rate. The Convertible Notes are secured by the Issuer's tangible and intangible property, other than equipment pledged to secure its equipment loan credit facility. The Convertible Notes are due on December 31, 2004. Because the Issuer has indicated that it raised more than $2 million in its rights offering, ZAM Holdings will be obligated to convert these notes pursuant to the Investment Agreement described below. ZAM Holdings plans to convert these notes upon closing of the Issuer's rights offering.

         ZAM Holdings is party to an Investment Agreement, dated as of August 5, 2003, among ZAM Holdings, Eric J. Gleacher, Charles G. Phillips, LJCB Nominees Pty. Ltd. and the Issuer, which is attached hereto as Exhibit 9 (the "Investment Agreement"). Because certain obligations under the Investment Agreement were satisfied, ZAM Holdings was obligated to purchase from the Issuer 826,118 shares of Common Stock at $1.50 per share, for an aggregate purchase price of $1,239,177. In addition, following the rights offering, ZAM Holdings has the right to maintain its ownership level in the Issuer (including its outstanding warrants) relative to each of the Issuer's other stockholders, as provided in the Investment Agreement. ZAM Holdings may exercise any right that it may have. Depending on the final subscription results of the rights offering, this right may not become effective. Pursuant to its obligations under the Investment Agreement, ZAM Holdings did not exercise its basic subscription privilege or over-subscription privilege in the Issuer's rights offering.

         ZAM Holdings is party to an Amended and Restated Registration Agreement, dated as of March 30, 1999, by and among the Issuer, ZAM Holdings (as the result of a transfer from Ziff Asset Management, L.P.), LBJ Capital, L.P., Talon Opportunity Fund, L.P., Howard Babcock, Robert Burnstine, Jamie Diamond Schwartz, Jennifer Diamond, John Diamond, Marilyn Diamond, Michael Warsh, Frances Tuite, Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners II, L.P., Citiventure 96 Partnership, L.P., Chancellor Private Capital Offshore Partners I, C.V., Blaine Trust, Handy Family Partnership Ltd., Rod F. Dammeyer, Randolph Street Partners, Randolph Street Partners 1998 DIF, LLC, Sheila Rosenberg, SZ Investments, L.L.C., JDS Partners, Andrew Stenzler, Nicholas Marsh, David Kaufman, Creed Ford, III, Jeffrey Stork, Donald Stork, Dan Levitan, Stephen Marsh, James Learner, Joseph Learner, Richard Learner, James D. McBride, III, and David Kelson, which is attached hereto as
Exhibit 10. ZAM Holdings also is party to a Supplemental Registration Rights Agreement, dated as of August 5, 2003, by and among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles G. Phillips and LJCB Nominees Pty. Ltd., which is attached hereto as Exhibit 11 (the "Supplemental Registration Rights Agreement"). Pursuant to these registration agreements, ZAM Holdings may require the Issuer to register any of its shares and may piggyback on registrations for the accounts of others. In addition, the Issuer has agreed, pursuant to the Supplemental Registration Rights Agreement, to file a shelf registration statement on Form S-3, once it is eligible to use such form, to register shares of its Common Stock, including shares held by ZAM Holdings.

         Because ZAM Holdings was an existing stockholder of the Issuer prior to the Issuer's initial public offering, each of the Reporting Persons is an "Exempt Person" under the Issuer's stockholder rights plan. As disclosed by the Issuer, the Board of Directors of the Issuer has approved the Investment Agreement and the transactions contemplated thereby (including the Convertible Notes) for purposes of the Delaware business combination statute.


Item 7 and Exhibit Index.

Item 7 and the Exhibit Index are hereby amended by adding the following exhibit:

         12. Joint Filing Agreement, dated December 23, 2003, by and among ZAM Holdings, PBK Holdings and Korsant.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2003


                                    ZAM Holdings, L.P.
                                    By: PBK Holdings, Inc., its general partner

                                      By:  /s/ Fredrick H. Fogel
                                      ---------------------------------------
                                         Name:  Frederick H. Fogel
                                         Title: Vice President and Secretary


                                     PBK HOLDINGS, INC.

                                      By: /s/ Fredrick H. Fogel
                                      ---------------------------------------
                                         Name:  Frederick H. Fogel
                                         Title: Vice President and Secretary


                                       /s/ Philip B. Korsant
                                      ---------------------------------------
                                           Philip B. Korsant

                                                                      Exhibit 12




         The undersigned, ZAM Holdings, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the Statement on Schedule 13D to which this agreement is attached as an exhibit is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto also shall be filed on behalf of each of them. This agreement may be executed in one or more counterparts, each of which will constitute one and the same agreement.

Dated:  December 23, 2003.

                                          ZAM Holdings, L.P.
                                          By: PBK Holdings, Inc., its general
                                          partner


                                          By:  /s/ Frederick H. Fogel
                                          -------------------------------------
                                          Name:  Frederick H. Fogel
                                          Title: Vice President and Secretary


                                          PBK HOLDINGS, INC.


                                          By:  /s/ Frederick H. Fogel
                                          -------------------------------------
                                          Name:  Frederick H. Fogel
                                          Title: Vice President and Secretary


                                          /s/ Philip B. Korsant
                                           ------------------------------------
                                              Philip B. Korsant